UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NAVTECH, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

63935 Q 10 0

(CUSIP Number)

Jack Taraboulos, 9400 South Dadeland Boulevard, Dadeland Towers Suite 601, Miami, Florida 33156

(305) 271-4360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63935 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN BETHANIS
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: GREECE

7. Sole Voting Power 0 8. Shared Voting Power: 978,766 9. Sole Dispositive Power 978,776 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented by Amount in Row (11) 20.3%
14.	Type of Reporting Person IN

CUSIP No. 63935 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JACK TARABOULOS
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

7. Sole Voting Power 0 8. Shared Voting Power: 978,766 9. Sole Dispositive Power 0 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented by Amount in Row (11) 20.3%
14.	Type of Reporting Person IN

Introductory Note

This Amendment No. 4 to Schedule 13D is being filed by John Bethanis and Jack Taraboulos to further amend the Schedule 13D originally filed by Mr. Bethanis on February 19, 2004, as amended. This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Navtech, Inc., a Delaware corporation (the “Issuer”). Information in the Schedule 13D, as amended, remains in effect except to the extent that it is superseded by this Amendment No. 4 to Schedule 13D.

Item 2. Identity and Background

Item 2 is supplemented as follows:

In addition to Mr. Bethanis, this statement is also filed by Jack Taraboulos, an individual who is a citizen of the United States of America and whose business address is 9400 South Dadeland Boulevard, Dadeland Towers Suite 601, Miami, Florida 33156. Mr. Taraboulos’s principal occupation is a certified public accountant. During the last five years, Mr. Taraboulos has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Bethanis funded the acquisition of the additional 76,233 shares of the Issuer’s Common Stock reported in this Amendment No. 4 from personal funds. Mr. Taraboulos did not fund any portion of the acquisition of such shares.

Item 5. Interest in the Securities of the Issuer

(a)	Mr. Bethanis owns 978,766 shares of Common Stock, which represents approximately 20.3% of the issued and outstanding shares of the Issuer (based upon the total issued and outstanding shares of Common Stock of the Issuer of 4,827,202 as of May 31, 2005, as contained in the Issuer’s Quarterly Report on Form 10-QSB filed on June 9, 2005). Mr. Taraboulos disclaims beneficial ownership of all shares owned by Mr. Bethanis.

(b)	Mr. Bethanis has sole dispositive power over all 978,766 shares of Common Stock owned by him but shares voting power over those shares with Mr. Taraboulos. Pursuant to a power of attorney Mr. Bethanis has granted Mr. Taraboulos the right to vote, but not to dispose of, all 978,766 shares of Common Stock owned by him.

(c)	On July 5, 2005, Mr. Bethanis acquired an additional 76,233 shares of Common Stock for $2.30 per share in a privately negotiated transaction.

(d)	No person other than Mr. Bethanis is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 2(b) above.

Item 7. Exhibits

1.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Bethanis
JOHN BETHANIS

/s/ Jack Taraboulos
JACK TARABOULOS

Dated: July 6, 2005

Exhibit Index

Exhibit Number	Description
1	Joint Filing Agreement